SUB-ITEM 77I

Terms of new or amended securities

(a) California High-Yield Municipal and California Long-Term Tax-Free each converted its B Class “B Class”, effective 10/21/11.
The B Class shares of the fund were converted to A Class shares.  A Class shares have a front end sales charge (load).  The conversion of B Class shares was not a taxable event and any CDSC charges were waived. The sales charge on A Class shares will not be waived for purchases of additional shares.